SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 27, 2003

Claude Resources Inc.
(Translation of registrant’s name into English)

200, 224 4th Ave. S. Saskatoon, Saskatchewan S7K 5M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2003

By:
/s/ Val Michasiw
Val Michasiw Secretary Treasurer

Claude Resources Inc. - First Quarter Report For the Three Months Ended March 31, 2003

SASKATOON, May 27 /CNW/ -

Overview

Gold prices spiked to above US $380 per ounce in the first quarter before falling back to the US $320 range then subsequently rebounding to US $370 at the date of this report. In spite of the more buoyant gold market, however, investors seem to be taking a cautious approach with low trading volumes and “flat” share prices, the norm among junior gold producers.

Overall corporate financial results are greatly improved for the first quarter of 2003 with net earnings of $.6 million compared to a net loss of $2.0 million for the first quarter of 2002. Seabee gold sales for the quarter of 11,700 ounces is a significant increase over the first quarter of 2002 and a clear indication that mine production is returning to historic production levels. As well, higher gold prices combined with the dramatic increase in oil and gas prices made a major contribution to the improved financial picture.

Financial Highlights

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002

Revenue ($ millions)	8.9	5.2
Net earnings (loss) ($ millions)	.6	(2.0)
Earnings (loss) per share ($)	.01	(.05)
Cash from (used in) operations
($ millions)	1.7	(.6)
Cash from (used in) operations
per share ($)	.03	(.01)
Average realized gold price for
the period (US$/ounce)	336	290
Total cash operating costs (US$/ounce)	272	294
Working capital ($ millions)	9.4	6.2

Financial

For the three months ended March 31, 2003, the Company recorded net earnings of $.6 million ($0.01 per share) compared to a net loss of $2.0 million ($0.05 per share) for the same period in 2002.

Total revenue generated for the quarter was $8.9 million, 71% higher than that reported in the 2002 period. Gold revenues increased 55% over the comparative quarter last year, the result of increased gold sales volume combined with higher realized gold prices. The 125% increase in oil and gas sales revenue was a result of higher averaged realized petroleum prices, particularly in the natural gas sector.

The Seabee mine contributed $5.9 million to revenue for the first quarter of 2003 compared to $3.8 million for the same period last year. Sales volume for the period increased 41% from 8,300 ounces in 2002 to 11,700 ounces in 2003. As expected, mill throughput for the first quarter of 2003 originated from the mine’s high-grade 2B zone between the 400 metre and 600 metre levels, resulting in increased production. Gold revenues were also positively impacted by higher average realized prices: 2003 - US $336 (CDN $507); 2002 US $290 (CDN $462).

Gross oil, natural gas liquids and gas revenues totalled $3.0 million for the current period compared to $1.3 million last period. First quarter oil and natural gas liquids sales volume of 19,100 barrels was relatively unchanged from the barrels sold during the previous period. The average realized price per barrel was US $27.89 (CDN $44.47) compared to US $18.56 (CDN $29.57) in the comparative 2002 period. Gas volume also remained relatively unchanged with sales volume in the current period of 217 MMCF. However, the average realized price more than doubled: 2003 - US $5.23 (CDN $7.89); 2002 - US $1.88 (CDN $3.00).

Total operating and administrative costs increased from $4.9 million for the first quarter of 2002 to $5.6 million this period. Total mine operating costs were $4.8 million for this quarter versus $3.9 million last period. Increased development and mining of more but smaller stoping blocks combined with a net draw down of stockpiled ore and shrinkage stope platform costs contributed to this increase. These increased operating costs offset by the higher sales volume during the period resulted in a 7% decline in cash operating costs per ounce: 2003 - US $272; 2002 - US $294. As the Company continues to mine and mill higher-grade ore for the remainder of 2003, the per ounce costs should continue to fall and better reflect expected US $210-220 cash costs per ounce.

General and administrative costs fell by 33% from $.6 million in the first quarter of 2002 to $.4 million this period. Last period’s balance included the settlement of a prior year property tax assessment at the Madsen property. Interest and other and the provision for income taxes, which represents capital tax payments, remained relatively unchanged.

Depreciation and depletion of the Company’s gold assets was $1.0 million for the first three months of 2003, compared with $1.3 million in the corresponding 2002 period. This slight decrease is a combination of increased Seabee ore reserves and a reduction in both tonnes broken and tonnes milled. Depreciation and depletion costs per ounce for the period were US $56 compared to US $95 for the first quarter of 2002.

Cash flow from operations before net change in non-cash working capital items was $1.7 million ($0.03 per share) for the quarter compared to cash flows used in operations of $.6 million ($0.01 per share) in 2002. This increase in cash flows was due to a combination of higher gold and oil & gas sales volumes, higher average realized prices in gold and oil & gas offset by an increase in operating costs at the Seabee mine.

Capital expenditures increased from $2.0 million in 2002 to $4.9 million in the current period. Much of this reflects $2.0 million spent to date on the Seabee shaft extension project, $.8 million in exploration, funded by a 2002 flow-through issue, and $2.1 million in mine development and equipment costs.

To finance the Seabee shaft extension, the Company completed a non- brokered private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share per purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

During the quarter the Company repaid $83,000 of a demand loan and $16,000 of a capital lease obligation.

At March 31, 2002, Claude had $9.4 million in working capital, an increase of $.4 million from the year ended December 31, 2002. This increase was a combination of increased contribution margins from producing assets and share issuance proceeds offset by certain capital expenditures financed from operating cash flows.

Operations

Gold - Seabee mine

Claude’s Seabee mining operation is expected to achieve its target of 52,000 ounces of production for the year 2003. Mineral reserves and resources are at levels consistent with the mine’s history.

During the quarter, mill feed averaged 528 tonnes per day (at) 8.60 grams per tonne. This daily tonnage is modestly below target but will increase as mine development below the 500 metre level achieves greater levels of completion.

The Seabee shaft extension project began during the quarter and is progressing on plan. When completed in the third quarter, the shaft will extend to the 600 metre level and result in reduced operating costs.

The annual ACA Howe International Limited independent review of the Seabee reserves was conducted in March and indicates an increase, over the prior year’s results, in both reserve tonnage and average grade of ore. The results of the review are outlined below:

	Proven Mineral Reserve	Probable Mineral Reserve	Proven and Probable Mineral Reserves

Tonnes	284,600	376,600	661,200
Grade (grams/tonne)	7.63	8.33	8.03
Ounces	69,800	100,900	170,700

The review also verified an additional 1,415,000 tonnes at 8.00 grams per tonne in the mineral resource category.

Oil & Gas

Oil, natural gas liquids and gas operations continue to positively impact corporate cash flows. Steady production combined with higher realized petroleum prices resulted in contributed cash flows in the first quarter of 2003 of $1.0 million ($0.02 per share) compared to $.1 million ($0.00 per share) in 2002.

Exploration

As part of an aggressive follow-up to its 2002 exploration programs, the Company tested five target areas in the first quarter of 2003, completing 59 holes totalling 11,791 metres.

The bulk of this work centred on the West Porky Zone located some two kilometres north of the Seabee mine. The objective of this drilling was two- fold, i.e., in-fill drill the known zone and expand the mineralized envelope. The program was successful on both accounts. The discovery of high-grade gold values one kilometre northwest of the main showing has provided the first insights into an extensive mineralizing event. Focussed mapping, prospecting, metallurgical testing and a comprehensive diamond drill follow-up program are either scheduled or underway.

To the east of the Seabee mine, crews drilled two targets along the volcanic-quartz monzonite contact, where prospecting has revealed the presence of a gold-bearing, pyritic, silicified shear system. Approximately twenty percent of the overall drill meterage tested the Shane and Noxe properties. Results included only modest gold values over narrow widths.

During the first quarter, Placer-Dome delivered its final 2002 exploration report for the Madsen property located near Red Lake, Ontario. Placer reported routine high-grade gold intersections over narrow widths. These intervals confirm the existence of a gold-bearing system associated with an altered mafic-ultramafic terrane located two kilometres north of the Madsen headframe. Based on these encouraging results, Placer has committed to an aggressive two drill - $3 million exploration program in 2003.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions from time to time, in respect of foreign exchange rates and the price of gold.

At March 31, 2003, the Company had outstanding forward gold contracts related to 2003 production of 8,750 ounces at an average price of US $321 per ounce with a market value loss inherent in these contracts of US $252,000. At March 31, 2003, the Company had outstanding foreign exchange contracts to sell US $2.5 million at an average exchange rate of CDN$/US$ 1.5921 with a market value gain inherent in these contracts of US $372,000.

Consolidated Balance Sheets (Canadian Dollars in Thousands)

	March 31 2003	December 31 2002

Assets
Current assets:
Short-term investments	$ 958	$ 958
Receivables	3,815	2,174
Inventories	7,678	3,366
Shrinkage stope platform costs (Note 2)	5,224	5,852
Prepaids	334	378

	18,009	12,728
Oil and gas properties	3,448	3,411
Mineral properties	21,019	17,208
Investments	1,365	1,336

	$ 43,841	$ 34,683

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$ 984	$ 1,628
Payables and accrued liabilities	7,530	1,940
Demand loan	27	110
Current portion of obligations under capital lease	52	51

	8,593	3,729
Obligations under capital lease	102	122
Future site reclamation costs	2,650	2,635

Shareholders’ equity:
Share capital (Note 3)	28,273	24,525
Retained earnings	4,223	3,672

	32,496	28,197

Subsequent Event (Note 4)

	$ 43,841	$ 34,683

Consolidated Statements of Earnings (Loss) (Canadian Dollars in Thousands)

	Three Months Ended March 31
	2003	2002

Revenues
Gold	$ 5,920	$ 3,830
Oil and gas:
Gross revenue	3,013	1,339
Crown royalties	(604)	(397)
Alberta Royalty Tax Credit	150	95
Overriding royalties	(1,246)	(557)

Net oil and gas revenue	1,313	480

	7,233	4,310
Expenses
Gold	4,798	3,890
Oil and gas	306	352
General and administrative	399	634
Interest and other	46	21
Provision for income taxes	29	43

	5,578	4,940

Earnings (loss) before the undernoted items	1,655	(630)
Depreciation, depletion and reclamation:
Gold	992	1,256
Oil and gas	112	88

Net earnings (loss)	$ 551	$ (1,974)

Net earnings (loss) per share Basic and diluted	$ 0.01	$ (0.05)

Weighted average number of shares outstanding (000's)	51,300	43,329

Consolidated Statements of Retained Earnings (Canadian Dollars in Thousands)

	Three Months Ended March 31
	2003	2002

Retained earnings, beginning of period	$ 3,672	$ 5,181
Net earnings (loss)	551	(1,974)

Retained earnings, end of period	$ 4,223	$ 3,207

Consolidated Statements of Cash Flows (Canadian Dollars in Thousands)

	Three Months Ended March 31
	2003	2002
Cash provided from (used in):
Operations:
Net earnings (loss)	$ 551	$ (1,974)
Non cash items:
Depreciation, depletion and reclamation	1,104	1,344

	1,655	(630)

Net change in non-cash working capital:
Receivables	(1,641)	(710)
Inventories	(4,312)	(2,701)
Shrinkage stope platform costs	628	(332)
Prepaids	44	6
Payables and accrued liabilities	5,590	3,677

Cash from operations	1,964	(690)

Investing:
Mineral properties	(4,788)	(1,887)
Oil and gas properties	(149)	(76)
Increase in investments	(29)	-

	(4,966)	(1,963)
Financing:
Issue of common shares, net of issue costs	3,748	165
Demand loan repayment	(83)	(82)
Obligations under capital lease:
Proceeds	-	202
Repayment	(19)	(6)

	3,646	279

Increase (decrease) in cash position	644	(2,374)
Cash position, beginning of period	(1,628)	1,899

Cash position, end of period	$ (984)	$ (475)

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2002. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. There were no options granted during the three months ended March 31, 2003, and, as such the application of this section had no impact.

Note 2 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 3 - Share Capital

At March 31, 2003 there were 52,223,538 common shares outstanding. Options in respect of 2,425,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and November, 2012.

On January 31, 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. At March 31, 2003, 1,250,000 warrants remain outstanding.

Note 4 - Subsequent Event

In April, 2003 the remaining 2,550,770 warrants outstanding pursuant to the April 23, 2002 private placement were exercised.

Note 5 - Guarantees

Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14 which requires certain disclosures of obligations under guarantees. There have been no material changes to the guarantees reported in the annual consolidated financial statements.

Note 6 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 7 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 19 of the Company’s audited financial statements for the year ended December 31, 2002, for a narrative explanation of the differences in Canadian and U.S. GAAP accounting principles.